Legg Mason Investor Services, LLC
(a wholly owned subsidiary of Legg Mason, Inc.)

March 31, 2020
BALANCE SHEET

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 53089

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __04/01/2019__ AND ENDING __03/31/2020__
                                                   (MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legg Mason Investor Services, LLC

OFFICIAL USE ONLY

_____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 International Drive
_____
                                          (No. and Street)

Baltimore   Maryland   21202
_____   _____   _____
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jacqueline Diehm (410-207-1485)
_____
                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
_____
                        (Name – *if individual, state last, first, middle name*)

300 Madison Avenue   New York   New York   10017-6204
_____   _____   _____   _____
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Jacqueline Diehm , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legg Mason Investor Services, LLC , as of March 31 , 20 20 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Jacqueline Diehm

Digitally signed by Jacqueline Diehm
Date: 2020.05.28 19:24:36 -04'00'

_____
Signature

Chief Financial Officer
_____
Title

Based upon relief from Commission staff and difficulties arising from COVID-19, we are making this filing without a notarization.

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEGG MASON INVESTOR SERVICES, LLC
(a wholly owned subsidiary of Legg Mason, Inc.)
TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Legg Mason Investor Services, LLC

Opinion on the Financial Statement – Balance Sheet

We have audited the accompanying balance sheet of Legg Mason Investor Services, LLC (the "Company") as of March 31, 2020, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 28, 2020

We have served as the Company's auditor since 2006.

LEGG MASON INVESTOR SERVICES, LLC
(a wholly owned subsidiary of Legg Mason, Inc.)
BALANCE SHEET
March 31, 2020
(Dollars in thousands)

Assets	
Cash and cash equivalents	$ 59,237
Receivables:	
Distribution and service fees	11,108
Receivable from affiliates	30,657
Other	220
Deferred sales commissions	2,052
Other assets	288
Total Assets	**$ 103,562**
Liabilities and Member's Equity	
Liabilities:	
Payables:	
Distribution fees payable	$ 14,490
Payable to affiliates	21,351
Payable to parent	4,456
Other	10
Total Liabilities	**40,307**
Commitments and Contingencies (Note 3)	
Member's Equity	**63,255**
Total Liabilities and Member's Equity	**$ 103,562**

These financial statements are deemed confidential pursuant to Rule 17a-5 subparagraph (e)(3) of the Securities and Exchange Commission.

See accompanying notes to financial statements.

LEGG MASON INVESTOR SERVICES, LLC
(a wholly owned subsidiary of Legg Mason, Inc.)
NOTES TO FINANCIAL STATEMENTS
March 31, 2020
(Dollars in thousands)

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation
Legg Mason Investor Services, LLC (the "Company"), a registered broker-dealer under the Securities and Exchange Act of 1934, is a wholly owned subsidiary of Legg Mason, Inc. (the "Parent"). The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and is principally engaged in mutual fund underwriting activities for Legg Mason sponsored products. The Company also acts as the principal underwriter and distributor of Section 529 Plans and acts as a mutual fund retailer through its Sales Services division, also for Legg Mason sponsored products.

Legg Mason Plan of Merger with Franklin Resources, Inc.
On February 17, 2020, Legg Mason entered into an Agreement and Plan of Merger (the "Merger Agreement") with Franklin Resources, Inc. ("Franklin Templeton") and Alpha Sub, Inc. ("Merger Sub"), a wholly owned subsidiary of Franklin Templeton, pursuant to which Legg Mason will be merged into Merger Sub (the "Merger"), with Legg Mason continuing as the surviving corporation and a wholly owned subsidiary of Franklin Templeton.

The transaction is expected to close by the end of the third calendar quarter of 2020, subject to the satisfaction of customary closing conditions for both parties, including among others, the approval of the Merger Agreement by the holders of a majority of Legg Mason's outstanding common shares and the receipt of required regulatory approvals.

Risks and Uncertainties
In March 2020, the World Health Organization declared the outbreak of a novel coronavirus ("COVID-19") global pandemic and recommended containment and mitigation measures worldwide. This contagious disease outbreak has adversely affected workforces, customers, economies, and global financial markets. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19 as well as its impact on the global economy. Therefore, the Company is currently unable to determine the extent of the potential impacts to its financial condition.

Use of Estimates
The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make assumptions and estimates that affect the amounts reported in the financial statements and accompanying notes, including deferred sales commissions and income taxes. Actual amounts could differ from those estimates and the differences could have a material impact on the financial statements.

Cash and cash equivalents
Cash and cash equivalents consist of highly liquid investments with original maturities of 90 days or less.

Fair Value Measurements
Accounting guidance for fair value measurements defines fair value and establishes a framework for measuring fair value. This guidance also establishes a hierarchy that prioritizes the inputs for valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices

LEGG MASON INVESTOR SERVICES, LLC
(a wholly owned subsidiary of Legg Mason, Inc.)
NOTES TO FINANCIAL STATEMENTS
March 31, 2019
(Dollars in thousands)

in active markets for identical assets or liabilities (level 1). Level 2 of the hierarchy applies to financial instruments for which prices are quoted for similar assets and liabilities in active markets while the lowest priority, level 3, applies to financial instruments for which values are based on unobservable inputs. Other than cash and cash equivalents, which are level 1 financial instruments, the Company has no other financial instruments recorded at fair value.

Deferred Sales Commissions
Commissions paid to financial intermediaries in connection with sales of certain classes of Parent-sponsored mutual funds are generally capitalized as deferred sales commissions. The asset is amortized over periods not exceeding six years, which represent the periods during which commissions are generally recovered from distribution and service fee revenues and from contingent deferred sales charges ("CDSC") received from shareholders of those funds upon redemption of their shares. CDSC receipts are recorded as distribution and service fee revenue when received, with a corresponding expense and a reduction of the unamortized balance of deferred sales commissions.

Management periodically tests the deferred sales commission asset for impairment by reviewing changes in value of the related shares, the relevant market conditions and other events and circumstances that may indicate an impairment in value has occurred. If these factors indicate an impairment in value, management compares the carrying value to the estimated undiscounted cash flows expected to be generated by the asset over its remaining life. If management determines that the deferred sales commission asset is not fully recoverable, the asset will be deemed impaired and a loss will be recorded in the amount by which the recorded amount of the asset exceeds its estimated fair value. For the year ended March 31, 2020, no impairment charges were recorded.

2. Related Party Transactions

The Company provides distribution-related services to certain affiliates of the Parent. The Company incurs expenses for certain administrative, wholesaling, distribution, and other fund support services provided by the Parent through certain affiliates. The Company also engages and retains certain affiliates to provide wholesaling and distribution services.

The Receivable from affiliates, Payable to affiliates and Payable to Parent lines on the Balance Sheet are non-interest bearing and are settled monthly. As described above, the amounts outstanding at March 31, 2020 represent revenue for services provided to affiliates, expenses for services provided by the Parent and affiliates and taxes due to the Parent. See Note 4, Income Taxes.

3. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and provide general indemnifications, which are not considered financial guarantees by relevant accounting guidance. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred.

These financial statements are deemed confidential pursuant to Rule 17a-5 subparagraph (e)(3) of the Securities and Exchange Commission.

LEGG MASON INVESTOR SERVICES, LLC
(a wholly owned subsidiary of Legg Mason, Inc.)
NOTES TO FINANCIAL STATEMENTS
March 31, 2019
(Dollars in thousands)

4. Income Taxes

The Company is a limited liability company whose classification defaults to a disregarded entity for income tax purposes. Its results from operations are combined and reported with its Parent as part of a consolidated federal income tax return and the separate state income tax returns of its Parent. The Company records its current and deferred income tax provision as if it were a separate taxpayer modified by the benefits for loss approach. Under this approach, the Company applies the broad principles of ASC 740 as if it were a separate taxpayer, except that deferred tax assets are treated as realizable if and when those tax attributes are realizable by the consolidated group. In addition, the Company calculates its state and local provision by applying the blended combined state and local rate of the Parent to the Company's separate operations.

At March 31, 2020, the Company had income taxes due to Parent of $4,195.

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. These temporary differences result in taxable or deductible amounts in future years. Deferred income tax assets are subject to a valuation allowance if, in management's opinion, it is more likely than not that a benefit will not be realized. The Company has no deferred income tax balances as of March 31, 2020.

The Company has determined that it has no material uncertain tax positions for the year ended March 31, 2020.

The consolidated federal and combined state returns filed by the Parent and the separate state returns filed by the Company are subject to examination by the respective tax authorities. The following tax years remain open for each of the more significant jurisdictions where the Company is subject to income tax: after fiscal year 2018 for U.S. federal and 2017 for the state of Maryland. The Company does not expect any significant cash payments related to these audits.

5. Regulatory Requirements

The Company is subject to the requirements of the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital of $25 or 6-2/3% of total aggregate indebtedness, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or 1500%. Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis.

At March 31, 2020, the Company had net capital, as defined, of $23,716, which exceeded the required net capital by $21,029. The Company's percentage of net capital to aggregate indebtedness was 169.96%.

The Company is not required to file a Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements schedule as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(i) of the Rule. The Company has established a Special Reserve Account as required by Rule 15c3-3.

LEGG MASON INVESTOR SERVICES, LLC
(a wholly owned subsidiary of Legg Mason, Inc.)
NOTES TO FINANCIAL STATEMENTS
March 31, 2019
(Dollars in thousands)

6. Subsequent Events

The Company has evaluated all subsequent events through May 28, 2020, the issuance date of the financial statements.